Exhibit 10.17

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June 3, 2020

Emmanuel Simons

c/o Akouos, Inc.

645 Summer Street

Suite 200

Boston, MA 02210

Dear Manny:

On behalf of Akouos, Inc. (the “Company”), I am pleased to set forth below the terms of your continued employment with the Company, which will take effect as of the closing of the Company’s initial public offering of its common stock (the “IPO”), provided that such IPO takes place on or before December 31, 2020 (the “Effective Date”):

1.                        Employment.  You will continue to be employed to serve on a full-time basis as the Company’s President and Chief Executive Officer, responsible for such duties as are consistent with such position, plus such other duties as may from time to time be assigned to you by the Company’s board of directors (the “Board”).  You shall continue to report to the Board, and you agree to devote your full business time, best efforts, skill, knowledge, attention and energies to the advancement of the Company’s business and interests and to the performance of your duties and responsibilities as an employee of the Company.  You agree to abide by the rules, regulations, instructions, personnel practices and policies of the Company and any changes therein that may be adopted from time to time by the Company.

2.                        Base Salary.  Commencing on the Effective Date, your base salary will be increased to the rate of $20,833.33 per semi-monthly pay period (which if annualized equals $500,000), to be paid in installments in accordance with the Company’s regular payroll practices.  Such base salary may be adjusted from time to time in accordance with normal business practices and in the sole discretion of the Company.

3.                        Discretionary Bonus.  Following the end of each fiscal year and subject to the approval of the Company’s Board of Directors, you may be eligible for an annual  performance bonus, based on your performance and the Company’s performance during the applicable fiscal year, as determined by the Board (or a committee thereof) in its sole discretion.  Upon the Effective Date, your target bonus will be increased to fifty percent (50%) of your annualized base salary.  You must be an active employee of the Company on the date any bonus is distributed in order to be eligible for and to earn a bonus award, as it also serves as an incentive to remain employed by the Company.

Akouos, Inc. | 645 Summer Street, Suite 200, Boston, MA 02210 | www.akouos.com

4.                        Benefits; Expenses.

a.              You may continue to participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided that you are eligible under (and subject to all provisions of) the plan documents that govern those programs.  Benefits are subject to change at any time in the Company’s sole discretion.

b.              You will be reimbursed for your actual, necessary and reasonable business expenses pursuant to Company policy in effect from time to time, subject to the provisions of Section 3 of Exhibit A attached hereto.

5.                        Equity Grant.   Subject to and effective upon the commencement of trading of our Common Stock, $0.0001 par value per share (the “Common Stock”) on the Nasdaq Global Market, pursuant to the terms and provisions of the Company’s 2020 Stock Plan (the “Plan”), you shall be granted an incentive stock option (or to the extent that the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), do not fully permit any of such grants to be treated as an incentive stock option, then the balance in the form of a nonstatutory stock option), to purchase that number of shares of Common Stock equal to 4.34% times the Fully Diluted IPO Shares (as defined below) minus the total number of shares of Common Stock held by you (assuming the exercise of all stock options held by you as of the date hereof), at an exercise price per share equal to the price per share at which the Common Stock is to be sold to the public in the Company’s IPO (such award, the “Option”).  The shares subject to the Option shall commence vesting on the date of grant and vest as to 2.0833% of the shares subject thereto each month thereafter until fully vested on the fourth anniversary of the date of grant, and such Option shall otherwise have the terms set forth in the Plan and the form of stock option agreement approved by the Board.  The number of shares subject to the Option are subject to adjustment in the event of any stock split, combination, stock dividend or other recapitalization or reclassification effected following the date hereof. You will be eligible to receive additional equity awards, if any, at such times and on such terms and conditions as the Board shall, in its sole discretion, determine.  “Fully Diluted IPO Shares” means 421,074,685 (as adjusted for any stock split, combination, stock dividend or other recapitalization or reclassification effected following the date hereof) plus the total number of shares of Common Stock sold to the underwriters pursuant to the underwriting agreement executed in connection with the IPO (and excluding any shares issued or issuable to the underwriters upon exercise of any over-allotment option contemplated by the underwriting agreement).

6.                        Paid Time Off.  You will continue to be eligible for paid time off pursuant to Company policy, as established and as may be modified in the sole discretion of the Company from time to time.

7.                        Invention, Non-Disclosure, Non-Competition and Non-Solicitation Obligations.   In exchange for your continued employment with the Company pursuant to the terms and conditions herein, you hereby acknowledge and reaffirm your obligations set forth in the enclosed Proprietary Information and Inventions Agreement dated November 23, 2016 (the “PIIA”) you previously executed for the benefit of the Company, which remains in full force and effect; provided, however, that Section 4 of the PIIA shall be superseded by the terms of the enclosed Non-Competition and Non-Solicitation Agreement, which you agree to execute on the later of the Effective Date or the eleventh day following your receipt of the Non-Competition and Non-Solicitation Agreement and which you agree to adhere to.  By executing this letter agreement, you acknowledge that your eligibility for the grant of equity set forth in Section 5 of this letter agreement and to receive severance in accordance with Section 10 of this letter agreement is contingent upon your agreement to the non-competition provisions set forth in the Non-Competition and Non-Solicitation Agreement.  You further acknowledge that such consideration was mutually agreed upon by you and the Company and is fair and reasonable in exchange for your compliance with such non-competition obligations and that you were provided at least ten (10) business days to review the Non-Competition and Non-Solicitation Agreement.

8.                        At-Will Employment.  This letter agreement shall not be construed as an agreement, either express or implied, to employ you for any stated term, and shall in no way alter the Company’s policy of employment at-will, under which both the Company and you remain free to end the employment relationship for any reason, at any time, with or without cause or notice.  Similarly, nothing in this letter agreement shall be construed as an agreement, either express or implied, to pay you any compensation or grant you any benefit beyond the end of your employment with the Company, except as otherwise explicitly set forth herein.  As of the Effective Date, this letter agreement supersedes all prior understandings, whether written or oral, relating to the terms of your employment, including, without limitation, the Employment Agreement by and between you and the Company dated as of July 17, 2018; provided, however, that the PIIA remains in full force and effect, except as specifically modified by Section 7 above.  For the avoidance of doubt, in the event that the IPO does not take place on or before December 31, 2020, this letter agreement will not become effective and the Employment Agreement by and between you and the Company dated as of July 17, 2018, as well as the PIIA, will remain in full force and effect.

9.                        Termination of Employment.  You or the Company may terminate your employment at any time for any reason, with or without cause, subject to the following provisions:

a.              Termination for Cause:  The Company may terminate your employment for Cause, as defined below, upon written notice to you setting forth in reasonable detail the nature of the Cause.  For purposes of this letter agreement “Cause” shall mean (i) your failure (except where due to Disability (as defined below), neglect, or refusal to perform in any material respect your duties and responsibilities, (ii) any act of yours that has, or could reasonably be expected to have, the effect of injuring the business of the Company or its affiliates in any material respect, (iii) your commission of: (x) a felony or (y) any other criminal charge involving deceit, dishonesty or fraud or that has, or could be reasonably expected to have, an adverse impact on the performance of your duties to the Company or otherwise result in material injury to the reputation or business of the Company, (iv) your commission of an act of fraud or embezzlement against the Company, or any other act that creates or reasonably could create negative or adverse publicity for the Company; (v) any violation by you of the policies of the Company, including but not limited to those relating to sexual harassment or business conduct, and those otherwise set forth in the manuals or statements of policy of the Company, (vi) your violation of federal or state securities laws, or (vii) your breach of this letter agreement, the PIAA or the Non-Competition and Non-Solicitation Agreement, provided, that any breach of your obligations under the PIAA shall only be deemed to constitute “Cause” for purposes of this definition if such breach materially and adversely impacts the Company.  Termination of your employment by the Company for Cause will result in no severance pay or benefits hereunder.

b.              Termination without Cause:  The Company may terminate your employment at any time other than for Cause upon written notice to you.

c.               Termination for Good Reason:  You may terminate your employment hereunder for Good Reason, as defined below, by providing written notice to the Company of the condition giving rise to the Good Reason, specifying in reasonable detail the basis for such claim of Good Reason, no later than sixty (60) days following the occurrence of the condition, by giving the Company thirty (30) days to remedy the condition and by terminating employment for Good Reason within thirty (30) days thereafter if the Company fails to remedy the condition.  The following, if occurring without your consent, shall constitute “Good Reason” for termination by you: (i) a material diminution or your duties, or responsibilities, (ii) a material reduction in your then-current base salary (other than pursuant to an across-the-board reduction applicable to all similarly situated executives), (iii) the relocation of your principal place of employment more than fifty (50) miles from its current location, or (iv) any other material breach of a provision of this letter agreement by the Company (other than a provision that is covered by clause (i), (ii), or (iii) above). You acknowledge and agree that your exclusive remedy in the event of any breach of this letter agreement shall be to assert Good Reason pursuant to the terms and conditions of this letter agreement. Notwithstanding the foregoing, during the term of your employment, in the event that the Company reasonably believes that you may have engaged in conduct that could constitute Cause hereunder, the Company may, in its sole and absolute discretion, suspend you from performing your duties hereunder, and in no event shall any such suspension constitute an event pursuant to which you may terminate employment with Good Reason or otherwise constitute a breach hereunder; provided, that no such suspension shall alter the Company’s obligations under this letter agreement during such period of suspension.

d.              Termination without Good Reason:  You may terminate your employment with the Company other than for Good Reason at any time subject to your provision of thirty (30) days’ advance written notice to the Company (the “Applicable Notice Period”), provided, however, that the Company may, in its sole discretion, in lieu of all or part of the Applicable Notice Period, pay you an amount equal to the base salary that would otherwise have been payable to you had you remained employed for the duration of the Applicable Notice Period.  In such instance, your termination will become effective on the date set forth in a written notice of termination to be provided by the Company (the “Early Termination Date”), and you will be paid an amount equal to the base salary you would have received had you remained employed by the Company between the Early Termination Date and the end of the Applicable Notice Period (the “Early Termination Payment”), with the Early Termination Payment to be made no later than the 30th day following the end of the Applicable Notice Period.  For the avoidance of doubt, except for the Early Termination Payment, you will not be entitled to receive any severance pay or benefits.

e.               Termination Due to Death or Disability:   Your employment shall automatically terminate in the event of your death during employment.  The Company may terminate your employment, upon notice to you, in the event of your Disability.  For purposes of this letter agreement, “Disability” shall mean any physical or mental disability or infirmity of yours that prevents your performance of your duties (or is expected to a reasonable degree of medical certainty to prevent your performance of your duties) for a period of (i) ninety (90) consecutive days or (ii) one hundred twenty (120) non-consecutive days during any twelve (12) month period, notwithstanding any reasonable accommodation(s), as that term is defined by applicable state and federal law.  Any question as to the existence, extent or potentiality of your Disability upon which you and the Company cannot agree will be determined by a qualified, independent physician selected by the Company and approved by you (which approval shall not be unreasonably withheld).  The determination of any such physician shall be final and conclusive for all purposes of this letter agreement.

10.                 Severance and other Matters Related to Termination; Change of Control:

a.              Termination by the Company without Cause or by You for Good Reason: Subject to Sections 10(b), 10(d) and 11(b) below and Exhibit A attached hereto, in the event that your employment is terminated by the Company without Cause pursuant to Section 9(b) of this letter agreement or by you for Good Reason pursuant to Section 9(c) of this letter agreement, in either case prior to or more than twelve (12) months following a Change in Control, in addition to the

Accrued Compensation (as defined below), the Company shall provide you with the severance payments and benefits specified below:

(i) the Company shall pay you an amount equal to your annualized base salary, at the rate then in effect and payable in equal installments in accordance with the Company’s regular payroll practices as then in effect, for a period of twelve (12) months commencing at the time set forth in Section 10(e) hereof (the “Severance Period”);

(ii)   the Company shall pay you in one lump sum at the time set forth in Section 10(e) hereof,  a pro-rata amount of your target annual bonus for the year in which your termination occurs, calculated by multiplying your target annual bonus for such year by a fraction, the numerator of which is the number of days you were employed during such year and the denominator of which is 365; and

(iii)  subject to your eligibility for and timely election to continue participation in the Company’s group health and dental plans under COBRA or Massachusetts law and to your copayment of premium amounts at the active employees’ rate, and only for so long as you are eligible for such coverage through COBRA or Massachusetts law, the Company shall continue to pay the employer portion of the premiums for the Company’s group health and dental program for you in order to allow you to continue to participate in the Company’s group health and dental program for twelve (12) months following the date of your termination of employment, or, if earlier, until the date you become eligible to enroll in such plans of any new employer, unless the Company’s provision of such payments would violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply.

b.              Termination by the Company without Cause or by You for Good Reason in Connection with a Change of Control:  Subject to Sections 10(d) and 11(b)  below and Exhibit A attached hereto, in the event that your employment is terminated by the Company without Cause pursuant to Section 9(b) of this letter agreement or by you for Good Reason pursuant to Section 9(c) of this letter agreement, in either case within twelve (12) months following a Change of Control (as defined below), in addition to the Accrued Compensation, in lieu of any payments and benefits provided in Section 10(a) above, the Company shall provide you with the severance payments and benefits specified below:

(i) the Company shall pay you in one lump sum, at the time set forth in Section 10(e) hereof, an amount equal to the sum of (A) your annualized base salary, at the rate then in effect, and (B) your target annual bonus for the year in which your termination of employment occurs; and

(ii)   subject to your eligibility for and timely election to continue participation in the Company’s group health and dental plans under COBRA and your copayment of premium amounts at the active employees’ rate, and only for so long as you are eligible for such coverage through COBRA (or Massachusetts laws), the Company shall continue to pay, the employer portion of the premiums for the Company’s group health and dental program for you in order to allow you to continue to participate in the Company’s group health and dental program for twelve (12) months following the date of your termination of employment, or, if earlier, until the date you become eligible to enroll in such plans of any new employer, unless the Company’s provision of such payments would violate the nondiscrimination requirements of applicable law, in which case this benefit will not apply; and

(iii)  all outstanding and unvested stock options and other equity awards that vest based solely on the passage of time then held by you shall become fully vested and exercisable and, with respect to any stock options then held by you, those options shall remain exercisable for the period of time set forth in the applicable grant agreement.

c.               Any Other Termination:  In the event your employment with the Company terminates for any reason other than by the Company without Cause pursuant to Section 9(b) of this letter agreement, or by you for Good Reason pursuant to Section 9(c) of this letter agreement, the Company shall pay you the Accrued Compensation.  For purposes of this letter agreement, “Accrued Compensation” means (i) any base salary earned but not paid through the date of the termination of employment and to the extent consistent with general Company policy, accrued but unused paid time off through and including the effective date of such termination, to be paid in accordance with the Company’s regular payroll procedure and applicable law but no later than the next regularly scheduled pay period, (ii) unreimbursed business expenses for which expenses you have timely submitted appropriate documentation in accordance with Company policy, and (iii) any amounts or benefits to which you are then entitled under the terms of the benefit plans then-sponsored by the Company in accordance with their terms (and not accelerated to the extent acceleration does not satisfy Section 409A of the Code).

d.              Release:  Any obligation of the Company to provide the severance payments or other benefits (including accelerated vesting of stock options and other equity awards) described in this Section 10 (for the avoidance of doubt, other than Accrued Compensation), is conditioned on your execution of a separation and release of claims agreement in the form provided by the Company (which will include, at a minimum, a release of all releasable claims, non-disparagement and cooperation obligations, a reaffirmation of your continuing obligations under the PIIA and Non-Competition and Non-Solicitation Agreement, and an agreement not to compete with the Company for twelve (12) months following your separation from employment) (the “Release”), which Release must become irrevocable within sixty (60) days following the date of such termination of employment (or such shorter period as may be directed by the Company). The Release shall not require you to release (i) claims for indemnification in your capacity as an officer or director of the Company under the Company’s Certificate of Incorporation, Bylaws, insurance or other written agreements, if any, providing for director or officer indemnification, (ii) rights to receive insurance payments under any policy maintained by the Company, (iii) vested rights as an equity holder or option holder, (iv) rights to receive retirement and other benefits that are accrued and fully vested at the time of your termination, and (v) any other claims that cannot be released as a matter of law.  Subject to the terms of Exhibit A, any payments to be made either in a lump sum or in the form of salary continuation pursuant to the terms of this letter agreement shall be payable in accordance with the normal payroll practices of the Company, with such payment or, as may be applicable, the first such payment (which shall be retroactive to the day immediately following the date of your termination of employment) due and payable in the first regular payroll following the date the Release becomes effective.  Notwithstanding the foregoing, if the date your employment terminates occurs in one taxable year and the date that is sixty (60) days following such termination date occurs in a second taxable year, to the extent required by Section 409A, such payment or, as may be applicable, first payment shall not be made prior to the first regular payroll of the second taxable year.  For the avoidance of doubt, if you do not execute a Release within the period specified in this Section 10(d), or if you revoke the executed Release within the time period permitted by law, you will not be entitled to any payments or benefits (including the accelerated vesting of stock options or other equity awards) set forth herein (other than the Accrued Compensation), any stock options and other equity awards that vested on account of such termination as provided for in this letter agreement shall be cancelled with no consideration due to you, and the Company will not have any further obligations to you under this letter agreement or otherwise.  You agree that, should you become eligible to participate in the health and, if applicable, dental, plan of any subsequent employer while the Company is making payments to you pursuant to Section 10(a)(iii) or Section 10(b)(iii), as may be applicable, you will provide the Company with written notice thereof within five (5) business days of such eligibility.

e.               Survival, Conditions to Severance:  Provisions of this letter agreement shall survive any termination if so provided in this letter agreement or if necessary or desirable to accomplish the purposes of other surviving provisions of the letter agreement, the PIIA, the Non-Competition and Non-Solicitation Agreement, and the Release.  The obligation of the Company to make severance payments to you or on your behalf is expressly conditioned upon (i) your full performance, and continued performance during any applicable severance periods, of your material obligations under this letter agreement, the PIIA, the Non-Competition and Non-Solicitation Agreement, the Release, and any subsequent agreement between you and the Company relating to, without limitation, confidentiality, non-competition, proprietary information or the like, and (ii) your execution and non-revocation of the Release as set forth above.

f.                Definition of Change of Control:  For purposes of this letter agreement, “Change of Control” shall mean the occurrence of any of the following events,

provided that such event or occurrence constitutes a change in the ownership or effective control of the Company, or a change in the ownership of a substantial portion of the assets of the Company, as defined in Treasury Regulation §§ 1.409A-3(i)(5)(v), (vi) and (vii): (i) the acquisition by an individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) (a “Person”) of beneficial ownership of any capital stock of the Company if, after such acquisition, such Person beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) fifty percent (50%) or more of either (x) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (y) the combined voting power of the then-outstanding securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that for purposes of this subsection (i), the following acquisitions shall not constitute a Change in Control: (1) any acquisition directly from the Company or (2) any acquisition by any entity pursuant to a Business Combination (as defined below) which complies with clauses (x) and (y) of subsection (iii) of this definition; or (ii) a change in the composition of the Board that results in the Continuing Directors (as defined below) no longer constituting a majority of the Board (or, if applicable, the Board of Directors of a successor corporation to the Company), where the term “Continuing Director” means at any date a member of the Board (x) who was a member of the Board on the Effective Date or (y) who was nominated or elected subsequent to such date by at least a majority of the directors who were Continuing Directors at the time of such nomination or election or whose election to the Board was recommended or endorsed by at least a majority of the directors who were Continuing Directors at the time of such nomination or election; provided, however, that there shall be excluded from this clause (y) any individual whose initial assumption of office occurred as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents, by or on behalf of a person other than the Board; or (iii) the consummation of a merger, consolidation, reorganization, recapitalization or share exchange involving the Company, or a sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), unless, immediately following such Business Combination, each of the following two (2) conditions is satisfied: (x) all or substantially all of the individuals and entities who were the beneficial owners of the Outstanding Company Common Stock and Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than fifty percent (50%) of the then-outstanding shares of common stock and the combined voting power of the then-outstanding securities entitled to vote generally in the election of directors, respectively, of the resulting or acquiring corporation in such Business Combination (which shall include, without limitation, a corporation which as a result of such transaction owns the Company or substantially all of the Company’s assets either directly or through one (1) or more subsidiaries) (such resulting or acquiring corporation is referred to herein as the “Acquiring Corporation”) in substantially the same proportions as their ownership of the Outstanding Company Common Stock and Outstanding Company Voting Securities, respectively, immediately prior to such Business Combination and (y) no Person (excluding any employee benefit plan (or related trust) maintained or sponsored by the Company or by the Acquiring Corporation) beneficially owns, directly or indirectly, fifty percent (50%) or more of the then-outstanding shares of common stock of the Acquiring Corporation, or of the combined voting power of the then-outstanding securities of such corporation entitled to vote generally in the election of directors (except to the extent that such ownership existed prior to the Business Combination); or (iv) the liquidation or dissolution of the Company.

11.                 Taxes.

a.              Withholding.  All compensation payable to you shall be subject to all applicable taxes and withholding.

b.              Section 280G.

i.      Notwithstanding any other provision of this letter agreement, except as set forth in Section 11(b)(ii), in the event that the Company undergoes a “Change in Ownership or Control” (as defined below), the Company shall not be obligated to provide to you a portion of any “Contingent Compensation Payments” (as defined below) that you would otherwise be entitled to receive to the extent necessary to eliminate any “excess parachute payments” (as defined in Code Section 280G(b)(1)) for you.  For purposes of this Section 11(b), the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Payments” and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the “Eliminated Amount.”

ii.  Notwithstanding the provisions of 11(b)(i), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) 100% of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by you if the Eliminated Payments (determined without regard to this sentence) were paid to you (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of your “base amount” (as defined in Section 280G(b)(3) of the Code), and any withholding taxes).  The override of such reduction in Contingent Compensation Payments pursuant to this Section 11(b)(ii) shall be referred to as a “Section 11(b)(ii) Override.”

For purposes of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

iii.     For purposes of this Section 11(b) the following terms shall have the following respective meanings:

(A) “Change in Ownership or Control” shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(B) “Contingent Compensation Payment” shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this letter agreement or otherwise) to a “disqualified individual” (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

iv.     Any payments or other benefits otherwise due to you following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the “Potential Payments”) shall not be made until the dates provided for in this Section 11(b)(iv).  Within 30 days after each date on which you first become entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify you (with reasonable detail regarding the basis for its determinations) (i) which Potential Payments constitute Contingent Compensation Payments, (ii) the Eliminated Amount and (iii) whether the Section 11(b)(ii) Override is applicable.  Within 30 days after delivery of such notice to you, you shall deliver a response to the Company (the “Executive Response”) stating either (A) that you agree with the Company’s determination pursuant to the preceding sentence, or (B) that you disagree with such determination, in which case you shall set forth (i) which Potential Payments should be characterized as Contingent Compensation Payments, (ii) the Eliminated Amount, and (iii) whether the Section 11(b)(ii) Override is applicable.  In the event that you fail to deliver an Executive Response on or before the required date, the Company’s initial determination shall be final.  If and to the extent that any Contingent Compensation Payments are required to be treated as Eliminated Payments pursuant to this Section 11(b), then the payments shall be reduced or eliminated, as determined by the Company, in the following order: (i) any cash payments, (ii) any taxable benefits, (iii) any nontaxable benefits, and (iv) any vesting of equity awards in each case in reverse order beginning with payments or benefits that are to be paid the farthest in time from the date that triggers the applicability of the excise tax, to the extent necessary to maximize the Eliminated Payments.  If you state in the Executive Response that you agree with the Company’s determination, the

Company shall make the Potential Payments to you within three business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due).  If you state in the Executive Response that you disagree with the Company’s determination, then, for a period of 60 days following delivery of the Executive Response, you and the Company shall use good faith efforts to resolve such dispute.  If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in the Commonwealth of Massachusetts, in accordance with the rules of the American Arbitration Association then in effect.  Judgment may be entered on the arbitrator’s award in any court having jurisdiction.  The Company shall, within three business days following delivery to the Company of the Executive Response, make to you those Potential Payments as to which there is no dispute between the Company and you regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due).  The balance of the Potential Payments shall be made within three business days following the resolution of such dispute.  Subject to the limitations contained in Sections 11(b)(i) and 11(b)(ii) hereof, the amount of any payments to be made to you following the resolution of such dispute shall be increased by the amount of the accrued interest thereon computed at the prime rate announced from time to time by The Wall Street Journal, compounded monthly from the date that such payments originally were due.

The provisions of this Section 11(b) are intended to apply to any and all payments or benefits available to you under this letter agreement or any other agreement or plan of the Company under which you may receive Contingent Compensation Payments.

12.                 Notices.  Any notice delivered under this letter agreement shall be deemed duly delivered three (3) business days after it is sent by registered or certified mail, return receipt requested, postage prepaid, or one business day after it is sent for next-business day delivery via a reputable nationwide overnight courier service, to the Company at its principal headquarters and to you at the address most recently shown on the personnel records of the Company.  Either party may change the address to which notices are to be delivered by giving notice of such change to the other party in the manner set forth in this Section 12.

13.                 Pronouns.  Whenever the context may require, any pronouns used in this letter agreement shall include the corresponding masculine, feminine or neuter forms, and the singular forms of nouns and pronouns shall include the plural, and vice versa.

14.                 Amendment.  This letter agreement may be amended or modified only by a written instrument executed by both the Company and you and approved by the Board.

15.                 Governing Law and Jurisdiction.  This letter agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts (without reference to the conflicts of laws provisions thereof).  Any action, suit or other legal proceeding arising under or relating to any provision of this letter agreement shall be commenced only in a court of the Commonwealth of Massachusetts (or, if appropriate, a federal court located within the Commonwealth of Massachusetts), and you and the Company each consent to the jurisdiction of such a court.

16.                 Successors and Assigns.  This letter agreement shall be binding upon and inure to the benefit of both parties and their respective successors and assigns, including any corporation with which, or into which, the Company may be merged or which may succeed to the Company’s assets or business, provided, however, that your obligations are personal and shall not be assigned by you.

17.                 Waivers.  No delay or omission by the Company in exercising any right under this letter agreement shall operate as a waiver of that or any other right.  A waiver or consent given by the Company on any one occasion shall be effective only in that instance and shall not be construed as a bar to or waiver of any right on any other occasion.

18.                 Captions.  The captions of the sections of this letter agreement are for convenience of reference only and in no way define, limit or affect the scope or substance of any section of this letter agreement.

19.                 Severability.  In case any provision of this letter agreement shall be invalid, illegal or otherwise unenforceable, the validity, legality and enforceability of the remaining provisions shall in no way be affected or impaired thereby.

If this letter agreement correctly sets forth the terms under which you will continue to be employed by the Company, please sign and return to me, no later than June 5, 2020, the enclosed duplicate of this letter and please retain the Non-Competition and Non-Solicitation Agreement to sign and return in accordance with Section 7.

Sincerely,

By:	/s/ Edward Mathers
Edward T. Mathers, Director

The foregoing correctly sets forth the terms of my continued at-will employment with Akouos, Inc. that will take effect on the Effective Date.  I am not relying on any representations other than those set forth above.

/s/ Emmanuel John Simons	6/5/2020
Emmanuel Simons	Date

EXHIBIT A

Payments Subject to Section 409A

1. Subject to this Exhibit A, any severance payments that may be due under the letter agreement shall begin only upon the date of your “separation from service” (determined as set forth below) which occurs on or after the termination of your employment.  The following rules shall apply with respect to distribution of the severance payments, if any, to be provided to you under the letter agreement, as applicable:

(a)   It is intended that each installment of the severance payments provided under the letter agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code (“Section 409A”).  Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments except to the extent specifically permitted or required by Section 409A.

(b)   If, as of the date of your “separation from service” from the Company, you are not a “specified employee” (within the meaning of Section 409A), then each installment of the severance payments shall be made on the dates and terms set forth in the letter agreement.

(c)   If, as of the date of your “separation from service” from the Company, you are a “specified employee” (within the meaning of Section 409A), then:

(i)             Each installment of the severance payments due under the letter agreement that, in accordance with the dates and terms set forth herein, will in all circumstances, regardless of when your separation from service occurs, be paid within the short-term deferral period (as defined under Section 409A) shall be treated as a short-term deferral within the meaning of Treasury Regulation Section 1.409A-1(b)(4) to the maximum extent permissible under Section 409A and shall be paid on the dates and terms set forth in the Agreement; and

(ii)          Each installment of the severance payments due under the letter agreement that is not described in this Exhibit A, Section 1(c)(i) and that would, absent this subsection, be paid within the six-month period following your “separation from service” from the Company shall not be paid until the date that is six months and one day after such separation from service (or, if earlier, as soon as practicable following your death), with any such installments that are required to be delayed being accumulated during the six-month period and paid in a lump sum on the date that is six months and one day following your separation from service and any subsequent installments, if any, being paid in accordance with the dates and terms set forth herein;

provided, however, that the preceding provisions of this sentence shall not apply to any installment of payments if and to the maximum extent that that such installment is deemed to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-1(b)(9)(iii) (relating to separation pay upon an involuntary separation from service).  Any installments that qualify for the exception under Treasury Regulation Section 1.409A-1(b)(9)(iii) must be paid no later than the last day of your second taxable year following the taxable year in which the separation from service occurs.

2. The determination of whether and when your separation from service from the Company has occurred shall be made and in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-1(h).  Solely for purposes of Section 2 of this Exhibit A, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.

3. All reimbursements and in-kind benefits provided under the letter agreement shall be made or provided in accordance with the requirements of Section 409A to the extent that such reimbursements or in-kind benefits are subject to Section 409A, including, where applicable, the requirements that (i) any reimbursement is for expenses incurred during your lifetime (or during a shorter period of time specified in the letter agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred and (iv) the right to reimbursement is not subject to set off or liquidation or exchange for any other benefit.

4. The Company makes no representation or warranty and shall have no liability to you or to any other person if any of the provisions of the letter agreement (including this Exhibit A) are determined to constitute deferred compensation subject to Section 409A but that do not satisfy an exemption from, or the conditions of, that section.

5. The letter agreement is intended to comply with, or be exempt from, Section 409A and shall be interpreted accordingly.

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